September 17, 2024

Matthew Crawford
Chairman, Chief Executive Officer and President
Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, OH 44124

       Re: Park-Ohio Holdings Corp.
           Definitive Proxy Statement on Schedule 14A
           Filed April 17, 2024
           File No. 000-03134
Dear Matthew Crawford:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program